KAIROUS ACQUISITION CORP. LTD

Unit 9-3, Oval Tower @ Damansara,

No. 685, Jalan Damansara,

60000 Taman Tun Dr. Ismail,

Kuala Lumpur, Malaysia

Via Edgar

October 26, 2021

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Kairous Acquisition Corp. Ltd (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed September 29, 2021

File No. 333-259031

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated October 18, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Cover Page

1.	We note your revised disclosure that you intend to focus on opportunities in Asia (excluding China) and that you will not undertake your initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau). Please make appropriate corresponding changes throughout your prospectus, wherever you discuss business opportunities, the political or economic landscape of specific geographic regions, and other appropriate sections. For example, we note the disclosure in the first paragraph on page 4 and the disclosure in the first paragraph on page 45.

Response: We respectfully advise the Staff that we have revised pages 4, 24, 45, 50, and 51 of the Registration Statement.

Please reach Lawrence Venick, the Company’s outside counsel at +852 5600 0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Joseph Lee
Kairous Acquisition Corp. Ltd
Chief Executive Officer